25 Years
Apollo Hospitals
touching lives

RECEIVED
2008 OCT 27 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08005599

Date: October 13, 2008

Mr. K. Hari,
Asst. Vice President,
National Stock Exchange
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E)
Mumbai - 400 051.

Dear Sir,

Sub: Allotment of 1,550,000 equity shares to Ms. Sangita Reddy

We acknowledge receipt of your letter Ref. No. NSE/LIST/85673-P dated 25th September 2008.

PROCESSED
OCT 29 2008
THOMSON REUTERS

Please find enclosed copy of the letters received from:-

(i) NSDL, confirming the credit of 1,550,000 equity shares to the beneficiary account.

(ii) CDSL, admitting the above said equity shares into the demat segment.

We request you to grant approval for final listing and trading the above said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

SUPPL

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

File No. 82-34893

Ref : ISIN US0376081065 - Rule 144a GDR
ISIN US0376082055 - Reg. S GDR

10/27

National Securities Depository Ltd.

4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

Tel. 91-22-2499 4200, Fax : 91-22-2497 6351, email : info@nsdl.co.in

Ref. :II/CA/COM/68433/2008

October 4, 2008

Mr. S. K. Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai - 600 006

Dear Sir,

Sub. : Preferential allotment

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Integrated Enterprises (India) Ltd., Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date	Lock-in Release Date
INE437A01016	APOLLO HOSP. EQ	CREDIT	1	1550000	04/10/2008	23/02/2010

You may contact your R&T Agent/Registry Division for further details in this regards.

Yours faithfully,

Ankush Deshpande
Senior Manager

For APOLLO HOSPITALS ENTERPRISE LTD.

L. LAKSHMI NARAYANA REDDY
General Manager-Secretarial

Validity unknown
Digitally signed by Ankush K. Deshpande
Date: 2008.10.04 12:27:21 +05:30
Reason: Authentication
Location: NSDL, Mumbai

Visit our website at www.nsdl.co.in

Central Depository Services (India) Limited


EMPOWERING INVESTORS
A SEBI Initiative

CDSL/BDO/RP/2008-09/5347 October 3, 2008

Apollo Hospitals Enterprise Limited
Ali Towers, 3rd Floor,
#55, Greams Road,
Chennai – 600 006.

Kind Attn: Mr. S.K. Venkataraman
Chief Financial Officer & Company Secretary

Dear Sir,

Sub: Allotment of Equity Shares on Conversion of Warrants.

We write in connection to the captioned subject.

We are pleased to inform you that the equity shares of Rs.10/- each of your company, as per details given below, have been admitted for dematerialisation under the ISIN **INE437A01016**.

No. of Shares	Distinctive Numbers
15,50,000	5,86,85,703 to 6,02,35,702

If you require any clarifications in this regard please feel free to call the undersigned or Ms. Rupali Prabhu on 022-22723333 Extn: 8685/8608 or email at anils@cdslindia.com or rupalip@cdslindia.com.

Thanking you.

Yours sincerely,
For Central Depository Services (India) Limited

Anil Sathe
Deputy Manager – Operations

Cc to: The General Manager – Listing – BSE.
The Asst. Vice President – Listing – NSE.

For APOLLO HOSPITALS ENTERPRISE LTD.

L. LAKSHMI NARAYANA REDDY
General Manager-Secretarial

APOLLO HOSPITALS
SECRETARIAL DEPT.
5 OCT 2008
RECEIVED
INWARD LR. No. 3136

Regd. Office : Phiroze Jeejeebhoy Towers, 17th Floor, Dalal Street, Fort, Mumbai - 400 001.
Phone : 91-22-2272 3333 • Fax : 91-22-2272 3199
Website : www.cdslindia.com

RECEIVED

2008 OCT 27 A 11:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: October 13, 2008

Ms. Netra Sahani,
Asst. General Manager,
Dept. of Corporate Services,
Bombay Stock Exchange Ltd (BSE)
Phiroze Jheejheebhoy Towers,
Dalal Street, Mumbai - 400 001.

25 Years
Apollo Hospitals
touching lives

Madam,

Sub: Allotment of 1,550,000 equity shares to Ms. Sangita Reddy

We acknowledge receipt of your letter Ref. No. DCS/PREF/ST/FIP/1241/08-09 dated 23rd September 2008.

Please find enclosed the following:-

(i) Copy of *in-principle approval from National Stock Exchange Limited.*

(ii) Copy of the letters received from :-

(a) NSDL, confirming the credit of 1,550,000 equity shares to the beneficiary account.

(b) CDSL, admitting the above said equity shares into the demat segment.

We request you to grant approval for final listing and trading the above said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Ref : ISIN US0376081065 - Rule 144a GDR
ISIN US0376082055 - Reg. S GDR

File No. 82-34893

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

NATIONAL STOCK EXCHANGE
OF INDIA LIMITED

NIFTY 50

Ref: NSE/LIST/85673-P

September 25, 2008

The Company Secretary
Apollo Hospitals Enterprise Ltd.
Ali Towers,
No.22, Greams Road,
Chennai 600006

Kind Attn : Mr. S. K. Venkataraman

Dear Sir,

Re.: In-principle approval for listing of 15,50,000 Equity Shares of Rs.10/- each issued on conversion of warrants allotted on preferential basis

We are in receipt of your application for the listing of 15,50,000 Equity Shares of Rs.10/- each issued on conversion of warrants allotted on preferential basis bearing distinctive numbers 58685703 to 60235702.

We have perused the listing application and the related documents/details submitted by you for listing of the above shares.

We are pleased to grant the in-principle approval for listing of the above shares on the Exchange. The said shares would be listed and admitted to dealings on the Exchange on receipt of the following details/ documents:

1. Confirmation from the depositories i.e. NSDL/CDSL for credit of beneficiaries' accounts with respect to the above shares/ confirmation regarding dispatch of physical share certificate.

Yours faithfully,
For National Stock Exchange of India Limited

Hari K
Asst. Vice President

CC :
National Securities Depository Limited
4th Floor, Trade world,
Kamala Mills Compound, Senapati Bapat Marg.,
Lower Parel – Mumbai – 400 013

Central Depository Services Limited
P.J.Towers, 28th Floor,
Dalal Street , Mumbai – 400 023

For APOLLO HOSPITALS ENTERPRISE LTD.

L. LAKSHMI NARAYANA REDDY
General Manager-Secretarial

P.S. Checklist of all the further issues is available on website of the exchange at the following URL http://www.nseindia.com/content/ equities/eq_checklist.htm

Central Depository Services (India) Limited

EMPOWERING INVESTORS
A SEBI Initiative

CDSL/BDO/RP/2008-09/5347 October 3, 2008

Apollo Hospitals Enterprise Limited
Ali Towers, 3rd Floor,
#55, Greams Road,
Chennai – 600 006.

Kind Attn: Mr. S.K. Venkataraman
Chief Financial Officer & Company Secretary

Dear Sir,

Sub: Allotment of Equity Shares on Conversion of Warrants.

We write in connection to the captioned subject.

We are pleased to inform you that the equity shares of Rs.10/- each of your company, as per details given below, have been admitted for dematerialisation under the ISIN **INE437A01016.**

No. of Shares	Distinctive Numbers
15,50,000	5,86,85,703 to 6,02,35,702

If you require any clarifications in this regard please feel free to call the undersigned or Ms. Rupali Prabhu on 022-22723333 Extn: 8685/8608 or email at anils@cdslindia.com or rupalip@cdslindia.com.

Thanking you.

Yours sincerely,
For **Central Depository Services (India) Limited**

Anil Sathe
Deputy Manager – Operations

Cc to: The General Manager – Listing – BSE.
The Asst. Vice President – Listing – NSE.

For APOLLO HOSPITALS ENTERPRISE LTD.
L. LAKSHMI NARAYANA REDDY
General Manager-Secretarial

APOLLO HOSPITALS
SECRETARIAL DEPT.
5 OCT 2008
RECEIVED
INWARD LR. NO. 3136

Regd. Office : Phiroze Jeejeebhoy Towers, 17th Floor, Dalal Street, Fort, Mumbai - 400 001.
Phone : 91-22-2272 3333 • Fax : 91-22-2272 3199
Website : www.cdslindia.com

National Securities Depository Ltd.

4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

Tel. 91-22-2499 4200, Fax : 91-22-2497 6351, email : info@nsdl.co.in

Ref. :II/CA/COM/68433/2008

October 4, 2008

Mr. S. K. Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai - 600 006

Dear Sir,

Sub. : Preferential allotment

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Integrated Enterprises (India) Ltd., Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date	Lock-in Release Date
INE437A01016	APOLLO HOSP. EQ	CREDIT	1	1550000	04/10/2008	23/02/2010

You may contact your R&T Agent/Registry Division for further details in this regards.

Yours faithfully,

Ankush Deshpande
Senior Manager

For APOLLO HOS[illegible]ERPRISE LTD.
L. LAKSHMI NARAYANA REDDY
General Manager-Secretarial

Validity unknown
Digitally signed by Ankush K. Deshpande
Date: 2008.10.04 12:27:21 +05:30
Reason: Authentication
Location: NSDL, Mumbai

END